SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04034007

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-04851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 PROSPECT AVENUE, N.W., CLEVELAND, OHIO 44115

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2003 and 2002

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

The following supplemental schedules of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2003 are included herewith:

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Cleveland, Ohio
June 21, 2004

ATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

IE SHERWIN-WILLIAMS COMPANY
/IPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2003					December 31, 2002				
	Non-Participant Directed	Participant Directed				Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
ET ASSETS AVAILABLE FOR BENEFITS										
vestments, at fair value:										
The Sherwin-Williams Company common stock	$ 833,114,359				$ 833,114,359	$ 672,256,607				$ 672,256,607
The Sherwin-Williams Company preferred stock				$ 284,656,528	284,656,528				$ 41,805,745	41,805,745
Mutual funds		$ 75,669,081			75,669,081		$ 50,991,040			50,991,040
Common/collective trust funds		6,303,108			6,303,108		5,207,301			5,207,301
Participant loans receivable			$ 23,352,964		23,352,964			$ 19,593,993		19,593,993
Interest-bearing cash	10,128,712	2,374,669			12,503,381	17,526,359	1,620,347			19,146,706
	843,243,071	84,346,858	23,352,964	284,656,528	1,235,599,421	689,782,966	57,818,688	19,593,993	41,805,745	809,001,392
et pending sales	1,426,962				1,426,962	1,732,056				1,732,056
ote payable to The Sherwin-Williams Company				(284,656,528)	(284,656,528)				(41,805,745)	(41,805,745)
et assets available for benefits	$ 844,670,033	$ 84,346,858	$ 23,352,964	$ -	$ 952,369,855	$ 691,515,022	$ 57,818,688	$ 19,593,993	$ -	$ 768,927,703

ee notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year ended December 31, 2003				
	Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
Increases in net assets available for benefits:					
Interest and dividends on Diversified Investments and Loans		$ 1,704,038	$ 1,335,100		$ 3,039,138
Dividends on The Sherwin-Williams Company common stock	$ 11,381,954				11,381,954
Dividends on The Sherwin-Williams Company preferred stock				$ 3,768,634	3,768,634
Contribution from participants	4,753,958	11,437,873		25,181,827	41,373,658
Contribution from The Sherwin-Williams Company	11,599,896			19,831,961	31,431,857
Forgiveness of unpaid interest on note payable				1,171,088	1,171,088
	27,735,808	13,141,911	1,335,100	49,953,510	92,166,329
Decreases in net assets available for benefits:					
Benefits paid directly to participants	62,953,495	6,197,957	1,520,120		70,671,572
Interest expense on note payable				4,939,722	4,939,722
Fees	125,298	5,462			130,760
	63,078,793	6,203,419	1,520,120	4,939,722	75,742,054
Net realized and unrealized appreciation in fair value of investments	158,091,024	8,926,853			167,017,877
Participant directed transfers, net	(14,606,816)	10,662,825	3,943,991		
Transfers from unallocated to participants	45,013,788			(45,013,788)	
Net increase	153,155,011	26,528,170	3,758,971	-	183,442,152
Net assets available for benefits:					
Beginning of year	691,515,022	57,818,688	19,593,993	-	768,927,703
End of year	$ 844,670,033	$ 84,346,858	$ 23,352,964	$ -	$ 952,369,855

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2003 and 2002

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company), purchased by Fidelity Investments® (the Trustee), and cash. Shares of common stock of the Company held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Funds): Fidelity Institutional Short-Intermediate Government Fund, Fidelity Retirement Government Money Market Portfolio, Fidelity Managed Income Portfolio II, Fidelity Puritan® Fund, Fidelity Equity-Income Fund, Fidelity Diversified International Fu nd, Fidelity Freedom Income Fund®, Fidelity Freedom 2000 Fund®, Fidelity Freedom 2010 Fund®, Fidelity Freedom 2020 Fund®, Fidelity Freedom 2030 Fund®, Fidelity Freedom 2040 Fund®, Fidelity Low-Priced Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity U.S. Bond Index Fund, Fidelity Magellan® Fund, Managers Special Equity Fund, Pimco Low Duration Fund (Institutional Class), Spartan® U.S. Equity Index Fund, Fidelity Contrafund® and Mutual Shares CL Z. For certain periods during the year, an unallocated suspense account held shares of preferred stock of the Company until compensation expense related to Plan contributions of Company common stock was earned at which time shares of preferred stock of the Company were redeemed for cash to be used to purchase common stock of the Company on the open market that was credited to members' accounts.

Investments are stated at fair value. Participant loans receivable are valued at their cost plus accrued interest which approximates fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at an average of the last reported bid and ask prices. The common/collective trust funds are stated at fair value as determined by the trustee. The investment in the convertible participating serial preferred stock is recorded at fair value, which is the Plan's best estimate of fair value based on the conversion and/or redemption transactions involving the convertible participating serial preferred stock, as fully described in the terms of such stock, and the resulting reduction of the note payable to the Company. Net realized and unrealized appreciation in the fair value of investments represents the change in the difference between the aggregate fair value and the cost of the Plan's investments, including investments bought and sold as well as held during the year.

Distributions from Diversified Investments for withdrawals or upon a member's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. A member may elect to receive distribution from the Company Stock Fund for withdrawals or upon a member's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE A--SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE B--DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Any salaried employee of the Company and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is 18 years of age; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and, (c) is employed in the United States or is a United States citizen if not employed therein. Salaried employees who work in a paint store or automotive branch and are paid on an hourly basis are not eligible for membership in the Plan unless such individual was a member of the Plan on January 1, 1992.

Beginning January 1, 2002, numerous changes were made to the Plan. A description of the Plan post- and pre-January 1, 2002 is as follows:

Post-January 1, 2002

On January 1, 2002, changes made to the Plan included: (1) a Member may diversify up to 100% of such Member's future salary reduction (401(k) contributions) in all available investment options; (2) Member after-tax contributions are no longer allowed; (3) Members are 100% vested in Company contributions made after December 31, 2001; (4) each Member can contribute up to 20% of his salary subject to limitations imposed by law; (5) Pre-2002 Member contributions can be diversified at a 20% rate per year, with 100% of pre-2002 Member contributions able to be diversified after December 31, 2003 (original January 1, 2002 amendment allowed graduated diversification of pre-2002 Member contributions until 100% diversification would be available after December 31, 2005); (6) the Company matches Member's contributions 100% up to 6% of each Member's salary reduction contribution beginning the quarter following the Member's one year anniversary with the Company; and (7) the Company bonus contribution has been eliminated for all plan years beginning on and after January 1, 2002.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE B--DESCRIPTION OF THE PLAN -- CONTINUED

Pre-January 1, 2002

Eligible employees hired by the Company were automatically enrolled into the Plan at a pretax deferral rate of 3%, with contributions being 100% invested in the Company Stock Fund. All employees automatically enrolled into the Plan had the opportunity to change their deferral elections and/or investment direction prior to beginning payroll deductions.

Each member was permitted to direct his member and/or salary reduction contributions to be invested in accordance with one of the following investment options: (a) 100% in the Company Stock Fund; (b) 75% in the Company Stock Fund and 25% in a Government Fund; or (c) 50% in the Company Stock Fund and 50% in a Government Fund.

Each member was permitted to authorize the Company to contribute from 1% to 11% of his compensation to the Plan as a member contribution. Subject to limitations imposed by law on highly compensated employees, each member was also permitted to authorize the Company to contribute from 1% to 7% of his compensation to the Plan as a salary reduction contribution; provided, however, the percentage of the member's compensation which could be contributed to the Plan as member contributions and salary reduction contributions, in the aggregate, did not exceed 11% of such member's compensation, dependent upon the type of contributions made, i.e., member contributions or salary reduction contributions. The salary reduction contribution was also referred to as a 401(k) contribution and was not taxed as income to the Plan member until distributed or withdrawn.

Beginning with the start of the quarter following a member's one year employment anniversary with the Company, the Company contributed to the Plan each pay period, out of current or accumulated earnings, an amount equal to 50% of each member's member and salary reduction contributions for each month. Each member's member contribution and salary reduction contribution eligible for the Company's matching contribution was limited, in the aggregate, to 7% of each member's compensation. After each year-end, the aggregate amount of the prior year's Company contribution was increased to an amount up to a maximum of 125% of each member's basic contribution. This increase was based on the Company's after-tax return on invested capital and other Plan terms.

NOTE B--DESCRIPTION OF THE PLAN -- CONTINUED

Pre-January 1, 2002 -- continued

Vesting in Company contributions was based on years of service with vesting of 50% occurring after three years of vesting service, vesting of 75% occurring after four years of vesting service, and full vesting occurring after five years of vesting service.

Other notable Plan features include the following: (a) members can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed on a daily basis; (c) members can change their investment option direction for new contributions on a daily basis; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) members are always 100% vested in all member and salary reduction contributions; (f) if elected by the member, account statements are sent on a quarterly basis; and (g) members who attain the age of 55 and ten years of Plan participation are allowed to diversify specified amounts invested in the Company Stock Fund, including Company contributions to the member's account, to the Diversified Funds (Diversification Option).

The Plan permits members, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such member's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the member under the Plan or one half of the vested benefit portion of the member's account under the Plan. Loan transactions are treated as a transfer between the other investment funds and the Loan Activity fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through monthly payroll deductions and credited to the participant's account.

All Company contributions are ultimately invested in the Company Stock Fund. Since participant directed portions of the Company Stock Fund are not separately determinable, all investments in the Company Stock Fund are classified as non-participant directed for disclosure purposes. All investments in Diversified Investments are participant directed.

Subject to certain Plan limitations, the Plan permits members to withdraw in cash or shares up to one hundred percent (100%) of the market value of all amounts credited to such member's member contribution account plus up to 100% of the market value of amounts credited to a member's Company contribution account. Withdrawals from a member's Company contribution account for Company contributions made before January 1, 2002 are not permitted until the member completes five years of vesting service. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from member's accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.

NOTE B--DESCRIPTION OF THE PLAN -- CONTINUED

Subject to certain Plan limitations, the Plan permits members to make a withdrawal in cash from the vested portion of the member's salary reduction account upon attainment of age 59½. Members under age 59½ may be permitted to make a hardship withdrawal from the member's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by a member and to finance the purchase (excluding mortgage payments) of a principal residence.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

On April 18, 2001, the Company issued 250,000 shares of convertible participating serial preferred stock (First Preferred Stock), no par value with cumulative quarterly dividends of $10.00 per share for $250,000,000 to the Plan. The Plan financed the acquisition of the First Preferred Stock by borrowing $250,000,000 from the Company at the rate of 8 percent per annum (see Note F). Effective October 1, 2002, the First Preferred Stock and the note payable to the Company were held by GreatBanc Trust Company, as successor trustee to HSBC Bank USA for the Plan. The First Preferred Stock was redeemable or convertible into common stock of the Company, at the option of the Plan, and the amount so redeemed or converted was based on the amount of Plan contributions and the market price of the common stock of the Company on the conversion or redemption date, subject to a cap and floor price of the common stock of the Company. Each share of First Preferred Stock was entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the First Preferred Stock and the holders of the Company's common stock, held in the Plan, generally voted together as one class. The First Preferred Stock was pledged as collateral on the note payable to the Company. Shares of the First Preferred Stock were redeemed for cash based on a formula that takes into account the value of the common stock of the Company. The Plan used this cash to acquire common stock of the Company on the open market that became part of the Company Stock Fund which was then credited to members' accounts. Principal and interest on the note payable to the Company were forgiven periodically. Debt was forgiven in lieu of cash contributions by the Company to fund the Plan. The plan redeemed the remaining 41,806 shares of First Preferred Stock for cash in 2003.

NOTE B--DESCRIPTION OF THE PLAN -- CONTINUED

On August 27, 2003, the Company issued 350,000 shares of convertible participating serial preferred stock (Second Preferred Stock), no par value with cumulative quarterly dividends of $10.00 per share for $350,000,000 to the Plan. The Plan financed the acquisition of the Second Preferred Stock by borrowing $350,000,000 from the Company at the rate of 4.5 percent per annum (see Note F). The Second Preferred Stock and the note payable to the Company are held by GreatBanc Trust Company. The Second Preferred Stock is redeemable or convertible into common stock of the Company, at the option of the Plan, and the amount so redeemed or converted is based on the amount of Plan contributions and the market price of the common stock of the Company on the conversion or redemption date, subject to a cap and floor price of the common stock of the Company. Each share of Second Preferred Stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Second Preferred Stock and the holders of the Company's common stock, held in the Plan, generally vote together as one class. The Second Preferred Stock is pledged as collateral on the note payable to the Company. Shares of the Second Preferred Stock are redeemed for cash based on a formula that takes into account the value of the common stock of the Company. The Plan uses this cash to acquire common stock of the Company on the open market that becomes part of the Company Stock Fund which is then credited to members' accounts. Principal and interest on the note payable to the Company have been and are expected to be forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. The Plan redeemed 65,343 shares of Second Preferred Stock for cash in 2003. The Plan held 284,657 shares of Second Preferred Stock at December 31, 2003.

NOTE C--INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE D--PRIORITIES ON TERMINATION OF THE PLAN

The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each member's account shall vest immediately.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds, and all other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by Fidelity and, therefore, qualify as party-in-interest transactions.

NOTE F--NOTE PAYABLE TO THE SHERWIN-WILLIAMS COMPANY

As discussed in Note B, the Plan issued a $250,000,000 note due April 18, 2011 (Old Note) to the Company in connection with the purchase of the First Preferred Stock. Principal payments of $6,250,000 were due quarterly with any remaining amounts due at maturity. The interest rate on the Old Note was 8 percent per annum and was due on the same dates as the principal payments. Repayment of principal and interest could only be made from: (i) collateral given for the loan (First Preferred Stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the First Preferred Stock. For the year ended December 31, 2003, the principal of the Old Note was reduced by $41,805,745 as a result of Plan contributions for the year. There was no penalty for prepayment of the Old Note.

As also discussed in Note B, the Plan issued a $350,000,000 note due August 27, 2013 (New Note) to the Company in connection with the purchase of the Second Preferred Stock. Principal payments of $8,750,000 are due quarterly with any remaining amounts due at maturity. The interest rate on the New Note is 4.5 percent per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of the New Note. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Second Preferred Stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Second Preferred Stock. For the year ended December 31, 2003, principal on the New Note was reduced by $65,343,472 as a result of Plan contributions for the year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

D. J. Gauntner, Secretary of the Administrative
Committee of the Plan

June 21, 2004

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

EIN: 34-0526850

PLAN NUMBER: 001

ASSET DESCRIPTION	COST	CURRENT VALUE
Common Stock:		
* The Sherwin-Williams Company	$ 486,846,770	$ 833,114,359
Preferred Stock (unallocated):		
* The Sherwin-Williams Company	284,656,528	284,656,528
Mutual Funds:		
* Fidelity Institutional Short-Intermediate Government Fund	21,688,019	22,483,386
* Fidelity Low-Priced Stock Fund	5,253,318	6,360,087
* Fidelity Equity-Income Fund	5,986,114	6,324,042
* Spartan® U.S. Equity Index Fund	5,366,749	5,724,781
* Fidelity Contrafund®	4,543,329	4,750,291
Mutual Shares CL Z	3,567,661	3,567,662
* Fidelity Mid-Cap Stock Fund	3,126,777	3,496,818
* Fidelity Freedom 2010 Fund®	3,189,383	3,385,472
* Fidelity Freedom 2020 Fund®	2,748,798	3,062,443
* Fidelity Puritan® Fund	2,902,288	2,978,622
* Fidelity Magellan® Fund	2,443,731	2,648,551
* Fidelity U.S. Bond Index Fund	2,352,439	2,365,627
* Fidelity Freedom 2030 Fund®	2,026,275	2,298,475
* Fidelity Diversified International Fund	1,617,657	1,978,907
Managers Special Equity Fund	1,099,288	1,325,495
Pimco Low Duration Fund (Institutional Class)	1,112,647	1,112,647
* Fidelity Freedom 2040 Fund®	863,164	994,163
* Fidelity Freedom 2000 Fund®	414,604	430,785
* Fidelity Freedom Income Fund®	373,910	380,827
Common / Collective Trust Funds:		
* Fidelity Managed Income Portfolio II	6,303,108	6,303,108
Other:		
* Fidelity Retirement Government Money Market Portfolio	2,374,669	2,374,669
Interest-Bearing Cash	10,128,712	10,128,712
* Participant Loans Receivable, with interest rates ranges of 5.0% to 11.0%		23,352,964
	$ 860,985,938	$ 1,235,599,421

* Represents a Party-in-Interest.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(j)--SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

EIN: 34-0526850

PLAN NUMBER: 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE AT TRANSACTION DATE	NET GAIN OR (LOSS)
CATEGORY (i)--SINGLE TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS							
GreatBanc Trust Company	The Sherwin-Williams Company Preferred Stock						
	Purchase	$ 350,000,000			$ 350,000,000	$ 350,000,000	
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS							
Fidelity Brokerage Services, Inc.	The Sherwin-Williams Company Common Stock						
	Sales		$ 118,670,410		90,600,867	118,670,410	$ 28,069,543
	Purchases	85,384,847			85,384,847	85,384,847	
GreatBanc Trust Company	The Sherwin-Williams Company Preferred Stock						
	Sales (Redeemed)		107,149,217		107,149,217	107,149,217	-

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 2003.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found
23	Consent of Independent Registered Public Accounting Firm	17

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-80510, 33-62229 and 333-105211), pertaining to The Sherwin-Williams Company Employee Stock Purchase and Savings Plan, of our report dated June 21, 2004, with respect to the financial statements and schedules of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Cleveland, Ohio
June 21, 2004